Exhibit 4.1

SERIES A CONVERTIBLE PREFERRED STOCK

PURCHASE AGREEMENT

Between

MEDIA 100 INC.

and

CCM MASTER FUND, LTD.

Dated as of May 14, 2003

TABLE OF CONTENTS

1.	Authorization and Sale of Series A Convertible Preferred Stock
1.1.	Authorization of Series A Preferred Stock
1.2.	Sale of Series A Convertible Preferred Stock
1.3	Proceeds
2.	The Closing
3.	Representations of the Company
3.1.	Organization and Corporate Power; No Violations
3.2.	Authorization
3.3.	Capitalization
3.4.	SEC Reports
3.5.	Financial Statements
3.6.	Intellectual Property
3.7.	Litigation
3.8.	Investment Company/Government Regulations
3.9.	Private Offering
3.10.	Insurance
3A.	Covenant of the Company
4.	Representations of the Purchasers
4.1.	Accredited Investor
4.2.	Investment
4.3.	Suitability
4.4.	Access to Management
4.5.	Authorization
5.	Conditions to the Obligations of the Purchasers
5.1.	Accuracy of Representations and Warranties
5.2.	Performance
5.3.	Registration Rights Agreement
5.4.	Certificates and Documents
5.5.	Nominee to Board
6.	Conditions to the Obligations of the Company
6.1.	Accuracy of Representations and Warranties
6.2.	Performance
6.3	Registration Rights Agreement
6.4.	Required Stockholder Approval
7.	Required Corporation Action
8.	Successors and Assigns
9.	Expenses
10.	Notices
11.	Brokers
12.	No Conditions to Effectiveness; Entire Agreement
13.	Amendments and Waivers
14.	Counterparts
15.	Captions
16.	Severability
17.	Governing Law

SCHEDULES:

Schedule I

Schedule of Purchasers

EXHIBITS:

Exhibit A

Form of Certificate of Designation of Series A Convertible Preferred Stock of the Company

Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Opinion

i

SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

This Agreement dated as of May 14, 2003 is between Media 100 Inc., a Delaware corporation (the “Company”), and the several purchasers named in the attached Schedule I (each individually, a “Purchaser” and collectively, the “Purchasers”).

In consideration of the mutual promises and covenants contained in this Agreement, and intending to be legally bound by the terms and conditions of this Agreement, the parties hereto hereby agree as follows:

1.                                      Authorization and Sale of Series A Convertible Preferred Stock.

1.1.                            Authorization of Series A Convertible Preferred Stock.  The Company has, or before the Initial Closing (as defined in Section 2) will have, duly authorized the sale and issuance of up to two thousand five hundred (2,500) shares of its Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), having the rights, restrictions, privileges and preferences set forth in Exhibit A hereto.  The Company has, or on or before the Initial Closing will have, designated the terms of the Preferred Stock by filing a Certificate of Designation in substantially the form set forth in Exhibit A (the “Certificate of Designation”) with the Secretary of State of the State of Delaware.

1.2.                            Sale of Series A Convertible Preferred Stock.  Subject to the terms and conditions of this Agreement, at each Closing the Company shall sell and issue to each Purchaser, and each Purchaser shall purchase from the Company, at a purchase price of $1,000 per share, the number of shares of Preferred Stock set forth opposite the name of such Purchaser with respect to such Closing under the heading “Number of Shares of Preferred Stock to Be Purchased” on Schedule I (the “Shares”), at the aggregate purchase price set forth opposite the name of such Purchaser with respect to such Closing under the heading “Aggregate Purchase Price for the Shares to Be Purchased” on Schedule I, payable as set forth in Section 2 of this Agreement.

1.3                               Proceeds.  Proceeds from the sale of the Preferred Stock will be used for general working capital purposes.

2.                                      The Closing.

(a)                                  The initial closing of the sale and purchase of the Preferred Stock pursuant to this Agreement shall take place at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, Massachusetts 02110 on May 14, 2003, or at such other time, date, and place as are mutually agreeable to the Company and the Purchasers (the “Initial Closing”).  The date of the Initial Closing is hereinafter referred to as the “Initial Closing Date.”

(b)                                  The subsequent closing of the sale and purchase of the Preferred Stock pursuant to this Agreement shall take place at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, Massachusetts 02110 within three (3) business days after the date on which the condition set forth in Section 6.4 has been satisfied or waived, or at such other time, date, and place as are mutually agreeable to the Company and the Purchasers (the “Subsequent Closing”, and together with the Initial Closing, each a “Closing”).  The date of the Subsequent Closing is hereinafter referred to as the “Subsequent Closing Date” and together with the Initial Closing Date, each a “Closing Date.”

(c)                                  At each Closing, the Company shall deliver, or shall cause its transfer agent to deliver, to each Purchaser within ten (10) days of such Closing a certificate registered in the name of each Purchaser representing the Shares being purchased by such Purchaser at such Closing.  As payment in full for the Preferred Stock being purchased by such Purchaser under this Agreement and against delivery of the stock certificate or certificates therefor, on the Closing Date each Purchaser shall deliver to the Company a check payable to the order of the Company or wire transfer of such sum to the account of the Company the amount set forth opposite the name of such Purchaser with respect to such Closing under the header “Aggregate Purchase Price for the Shares to Be Purchased” on Schedule I.  If at the Closing any of the conditions specified in Section 5.1-5.5 of this Agreement shall not have been fulfilled or waived, each Purchaser shall, at its election, be relieved of all of its obligations under this Agreement with respect to such Closing without thereby waiving any other right it may have by reason of such failure or such non-fulfillment.  If at the Closing any of the conditions specified in Section 6 of this Agreement shall not have been fulfilled or waived, the Company shall, at its election, be relieved of all of its obligations under this Agreement without thereby waiving any other right it may have by reason of such failure or such non-fulfillment.

3.                                      Representations of the Company.  Except as disclosed in the SEC Reports (as defined below), the Company hereby represents and warrants to the Purchasers as follows:

3.1.                            Organization and Corporate Power; No Violations.  The Company is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have either individually or in the aggregate, a material adverse effect on the business, operations, financial condition, assets, liabilities or contractual rights of the Company (a “Material Adverse Effect”).  The Company has all required corporate power and authority to own its property, to carry on its business as presently conducted, to enter into and perform this Agreement, the Registration Rights Agreement (as defined below) and the other agreements, documents and instruments contemplated hereby (collectively with this Agreement, the “Financing Documents”), and generally to carry out the transactions contemplated hereby.  The Company is not in violation of any term of its Restated Certificate of Incorporation, as amended, (the “Restated Charter”) or By-laws, and to the Company’s knowledge, the Company is not in violation of any term of any agreement, instrument, judgment, decree, order, statute, rule or government regulation applicable to the Company or to which the Company is a party, where any such violation, noncompliance or default would result in a Material Adverse Effect.

3.2.                            Authorization.  The Financing Documents are valid and binding obligations of the Company, enforceable in accordance with their terms.  The execution, delivery and performance of the Financing Documents have been duly authorized by all necessary corporate or other action of the Company.  The issuance, sale and delivery of the Preferred Stock in accordance with this Agreement, and the issuance, sale and delivery of the shares of Common Stock issuable upon conversion of the Preferred Stock (the “Conversion Shares”), have been, or will be prior to the Initial Closing, duly authorized and reserved for issuance, as the case may be, by all necessary corporate action on the part of the Company.  The Preferred Stock when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, and the Conversion Shares, when issued, will be duly and validly issued, fully paid and non-assessable.  Except (i) for the filing of the Certificate of Designation with the Secretary of State of the State of Delaware, (ii) for the filing of a Form D and other blue sky filings with the SEC (as defined below) and applicable state securities agencies, and (iii) that the issuance, sale and delivery of the Shares and the Conversion Shares (other than the Shares being sold at the Initial Closing and the related Conversion Shares) requires the approval of the Company’s stockholders pursuant to Nasdaq Marketplace Rule 4350(i)(1) (the “Required Stockholder Approval”), no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or any other person or entity is required of the Company in connection with the execution and delivery of the Financing Documents, or the issuance, sale and delivery of the Preferred Stock in accordance with the terms of this Agreement or the consummation of any other transaction contemplated hereby or by the other Financing Documents.

3.3.                            Capitalization.  The authorized capital stock of the Company (immediately prior to the Initial Closing and after giving effect to the Certificate of Designation) will consist of 25,000,000 shares of Common Stock, $0.01 par value, (the “Common Stock”) 13,083,019 of which shares are issued and outstanding, and one million (1,000,000) shares of preferred stock, two thousand five hundred (2,500) of which are designated as Series A Convertible Preferred Stock, $0.01 par value.  All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with applicable Federal and state securities laws.

3.4.                            SEC Reports.  The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Copies of all reports filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act during the period from November 30, 2001 to the applicable Closing Date (the “SEC Reports”) have been, or will be, furnished or are, or will be, publicly available to the Purchasers.  The Company has filed, or will file, in a timely manner all SEC Reports that the Company was, or will be, required to file under the Exchange Act during, from and after November 30, 2001 to the applicable Closing Date.  Such SEC Reports complied in all material respects with the SEC’s requirements as of their respective filing dates, and the information contained therein as of the respective dates thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under where they were made not misleading.

3.5.                            Financial Statements.  The audited financial statements of the Company contained in the Company’s Annual Report on Form 10-K for the year ended November 30, 2002, including the notes relating thereto, disclose all material liabilities of the Company as of the date thereof.  Such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved.  Said financial statements and related notes fairly present the financial position and the results of operations and cash flow of Company as of the respective dates thereof and for the periods indicated.  Since November 30, 2002, there has not been any material adverse change in the business, financial condition, operations, results of operations, assets, employee relations, customer or supplier relations of the Company, except as contemplated and set forth in the Company’s Form 10-K for the period ended November 30, 2002 or any Quarterly Report on Form 10-Q of the Company for any subsequent period or any Current Report on Form 8-K of the Company.

3.6.                            Intellectual Property.  To the knowledge of the Company, the Company owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, “Intellectual Property”) as are owned or used by it or that are necessary for the conduct of its business as now conducted except where the failure to currently own or possess could not reasonably be expected to have a Material Adverse Effect.  The Company has not received any notice of, nor has it any knowledge of, any infringement of or conflict with asserted rights of the Company by others with respect to any Intellectual Property, except as could not reasonably be expected to have a Material Adverse Effect.  To the knowledge of the Company, no product or process presently used or proposed to be manufactured, marketed, offered, sold or used by the Company will violate any license or infringe on any intellectual property rights of any other Person, except as could not reasonable be expected to have a Material Adverse Effect.

3.7.                            Litigation.  There is no litigation or governmental proceeding or investigation pending against the Company or against any officer or key employee of the Company.  To the knowledge of the Company, there is no litigation or governmental proceeding or investigation pending or threatened against the Company which may have a Material Adverse Effect or which may call into question the validity, or materially hinder the enforceability or performance, of the Financing Documents.

3.8.                            Investment Company/Government Regulations.  The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company is not subject to regulation under the Public Utility Holding Company Act of 1935, as amended, the Federal Power Act, the Interstate Commerce Act, or any federal or state statute or regulation limiting its ability to incur indebtedness.

3.9.                            Private Offering.  No form of general solicitation or general advertising was used by the Company or its representatives in connection with the offer or sale of the Preferred Stock.  No registration of the Preferred Stock or Common Stock issuable upon conversion of the Preferred Stock pursuant to the provisions of the Securities Act or the state securities or “blue sky” laws will be required by the offer, sale or issuance of the Shares pursuant to this Agreement or of the Conversion Shares, other than the filing of a Form D and other “blue sky” filings (such as a Form U-2) with the SEC and applicable state securities agencies.  The Company agrees that neither it, nor anyone acting on its behalf, will offer or sell the Preferred Stock or any other security so as to require the registration of the Preferred Stock or Common Stock issuable upon conversion of the Preferred Stock pursuant to the provisions of the

Securities Act or any state securities or “blue sky” laws, unless such Preferred Stock or Common Stock issuable upon conversion of the Preferred Stock is so registered.

3.10.                     Insurance.  The Company carries insurance covering its properties and businesses customary for the type and scope of its properties and business, but in any event in amounts sufficient to prevent the Company from becoming a co-insurer. All such policies are in full force and effect, and are underwritten by financially sound and reputable insurers.  All such policies will remain in full force and effect and will not in any way be affected by, or terminate or lapse by reason of any of the transactions contemplated hereby.

3A.                             Covenant of the Company.  The Company hereby agrees that if on September 19, 2003, the Stockholders’ Equity of the Company is less than $3,400,000, then the Company shall pay, on the earliest to occur of (i) May 31, 2004, (ii) the redemption or repurchase of the Preferred Stock by the Company, and (iii) a liquidation, dissolution or winding up of the Company (as that term is used in Section 3 of the Certificate of Designation), a cumulative cash dividend (out of funds legally available therefor) to the holders of record of shares of the Preferred Stock on May 1, 2004 such dividend in an amount equal to $100 per share (subject to appropriate equitable adjustment for any stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events affecting the shares of Preferred Stock) (the “Initial Dividend”).

The “Deficiency Payment Amount” with respect to any fiscal quarter shall be an amount equal to:  (a) $50 per share of Preferred Stock (subject to appropriate equitable adjustment for any stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events affecting the shares of Preferred Stock) if on May 31, 2004 or on the last day of any fiscal quarter thereafter, the Stockholders’ Equity of the Company is less than $4,900,000 (the first such fiscal quarter the “Applicable Quarter”), unless after the Applicable Quarter the Stockholder’s Equity Threshold was met in which case the Deficiency Payment Amount shall be zero; or (b) $50 per share of Preferred Stock (subject to appropriate equitable adjustment for any stock splits, stock dividends, combinations, reorganizations, reclassifications, recapitalizations or other similar events affecting the shares of Preferred Stock) if on any fiscal quarter end after the Stockholders’ Equity Threshold is met, the Stockholders’ Equity of the Company is less than $5,500,000 (a “Subsequent Applicable Quarter”), unless the Stockholder’s Equity Threshold is met after such Subsequent Applicable Quarter in which case the Deficiency Payment Amount shall be zero.  For avoidance of doubt, for the purposes of (a) and (b) above, the Deficiency Payment Amount shall be zero for the fiscal quarter end in which the Stockholder’s Equity Threshold is met and only one $50 Deficiency Payment Amount shall arise for any fiscal quarter (whether under (a) or (b), but not both).

As soon as reasonably practicable after the filing of the Company’s Form 10-Q or 10-K for the period then ended, the Company shall deliver to the holders of record of shares of the Preferred Stock a certificate setting forth the Stockholder’s Equity for the fiscal quarter then ended.

On June 30, 2004 and for each September 30 and December 31, March 31 and June 30 thereafter (each a “Deficiency Payment Date”), for so long as shares of the Preferred

Stock remains outstanding, the Company shall pay in cash (out of funds legally available therefor) to the holders of record of shares of the Preferred Stock as of May 31, August 30, November 30, February 28, respectively, for such quarter an amount equal to the Deficiency Payment Amount (which shall be cumulative) determined in accordance with the second paragraph of this Section 3A, if any, for the fiscal quarter ended immediately preceding such Deficiency Payment Date (i.e. with respect to each June 30, May 31; with respect to each September 30, August 31; with respect to each December 31, November 30; and with respect to each March 31, February 28), plus all or any part of the Initial Dividend, if any, and all or any part of the Deficiency Payment Amounts, if any, which were payable on any previous Deficiency Payment Dates but were not actually paid.  Notwithstanding the immediately preceding sentence, the aggregate amount required to be paid on any Deficiency Payment Date shall be paid on the earliest to occur of (i) such Deficiency Payment Date, (ii) the redemption or repurchase of the Preferred Stock by the Company, and (iii) a liquidation, dissolution or winding up of the Company (as that term is used in Section 3 of the Certificate of Designation).  For avoidance of doubt, if any amounts due on any Deficiency Payment Date are not actually paid because funds are not legally available therefor, then such amounts shall be payable on each subsequent Deficiency Payment Date until actually paid.

For purposes of this Section 3A, “Stockholders’ Equity” shall mean the amount, as determined by the Company, for such fiscal quarter end listed opposite the heading “Total Stockholders’ Equity” on the Company’s balance sheet filed with the SEC on Form 10-Q or 10-K (or any successor form) excluding the cumulative effect of the following from the Closing Date to the fiscal quarter then ended (i) the effect of FAS 148 (accounting for stock options), if enacted, (ii) foreign currency translation gains and losses, (iii) dividends paid on the Company’s capital stock (including any and all dividends paid to the holders of shares of the Preferred Stock pursuant to this Section 3A), (iv) the effect of any future equity financing, provided, that the effect of the sale of up to 2,500 shares of Preferred Stock or the issuance or sale of any shares of Common Stock pursuant to the Company’s 1986 Employee Stock Purchase Plan, or any other employee stock purchase, option or incentive plan shall not be excluded from the calculation of Stockholders’ Equity, (v) the negative effect on the Stockholders’ Equity section of the Company’s balance sheet of any new accounting pronouncement by the SEC, the Financial Accounting Standards Board, any other applicable regulatory or accounting standards authority or any successor agency or authority thereto, (vi) restructuring charges in an amount not to exceed $400,000.00, in the aggregate, and (vii) all losses, damages, liabilities and costs incurred by the Company in connection with any pending or threatened actions or proceedings by or on behalf of any, current or former, employee or shareholder of the Company (including, without limitation, any amount paid or incurred in settlement thereof).

For purposes of this Section 3A, if the Stockholders’ Equity of the Company equals or exceeds $5,500,000 at the end of any two (2) consecutive fiscal quarters after the Applicable Quarter, then the “Stockholder Equity Threshold” shall be deemed have been met as of the first day of such second fiscal quarter.

4.                                      Representations of the Purchasers.  Each Purchaser represents and warrants to the Company as follows:

4.1.                            Accredited Investor.  Such Purchaser is an “accredited investor” as such term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and was not organized for the specific purpose of acquiring the Shares.

4.2.                            Investment.  Such Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, and, it has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

4.3.                            Suitability.  Such Purchaser confirms that it understands and has fully considered for purposes of this investment the risks of this investment and understands that (i) this investment is suitable only for a purchaser who is able to bear the economic consequences of losing its entire investment, (ii) the purchase of the Shares is a speculative investment which involves a high degree of risk of loss of the entire investment, and (iii) there are substantial restrictions on the transferability of the Shares, and accordingly, it may not be possible for it to liquidate its investment in case of emergency.

4.4.                            Access to Management. Such Purchaser confirms that, in making its decision to purchase the Shares, it has relied solely upon independent investigations made by it, and that its representatives have been given the opportunity to ask questions of, and to receive answers from, management and other persons acting on behalf of the Company concerning the Company and the terms and conditions of the transactions contemplated by this Agreement, and to obtain any additional information, to the extent such persons possess such information.

4.5.                            Authorization.  This Agreement is a valid and binding obligation of such Purchaser, enforceable in accordance with its terms.  The execution, delivery and performance of this document have been duly authorized by all necessary corporate or other action of such Purchaser.

5.                                      Conditions to the Obligations of the Purchasers.  The obligations of each Purchaser under this Agreement are subject to the fulfillment, or the waiver by such Purchaser, of the conditions set forth in this Section 5.1-5.5 on or before each Closing Date.

5.1.                            Accuracy of Representations and Warranties.  Each representation and warranty of the Company contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

5.2.                            Performance.  The Company shall have performed and complied with all agreements contained in this Agreement required to be performed and complied with by it prior to or at such Closing.

5.3.                            Registration Rights Agreement.  The Registration Rights Agreement (the “Registration Rights  Agreement”) shall have been executed and delivered substantially in the form attached hereto as Exhibit B.

5.4.                            Certificates and Documents.  The Company shall have delivered to the Purchasers:

(a)                                  a copy of the Restated Charter, as in effect immediately prior to the Initial Closing, certified by the Secretary of State of the State of Delaware, and a certificate, as of the most recent practicable date, of the Secretary of State of the State of Delaware as to the Company’s legal existence and corporate good standing;

(b)                                  a copy of the Certificate of Designation of Series A Convertible Preferred Stock, as in effect immediately prior to the Initial Closing, certified by the Secretary of State of the State of Delaware;

(c)                                  a copy of the resolutions of the Board of Directors of the Company authorizing and approving the Company’s execution, delivery and performance of the Financing Documents, all matters in connection with the Financing Documents, and the transactions contemplated thereby; and

(d)                                  an opinion of Testa, Hurwitz & Thibeault, LLP, counsel to the Company substantially in the form attached hereto as Exhibit C.

5.5.                            Nominee to Board.  The Board of Directors of the Company shall have been increased to five members and Lew Jaffee shall have been invited to join the Board of Directors of the Company as the nominee of the Purchasers, effective at the Initial Closing.

6.                                      Conditions to the Obligations of the Company.  The obligations of the Company under this Agreement are subject to the fulfillment, or the waiver in writing by the Company, of the conditions set forth in this Section 6 on or before each Closing Date.

6.1.                            Accuracy of Representations and Warranties.  The representations and warranties of the Purchasers contained in Section 4 shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of that date.

6.2.                            Performance.  The Purchasers shall have performed and complied with all agreements contained in this Agreement required to be performed and complied with by them prior to or at the Closing.

6.3.                            Registration Rights Agreement.  The Registration Rights Agreement shall have been executed and delivered.

6.4.                            Required Stockholder Approval.  The Company shall have obtained the Required Stockholder Approval on or prior to the Subsequent Closing.

7.                                      Required Corporation Action.  The Company shall take all action required under the Delaware General Corporation Law and the Company’s Restated Certificate and its By-laws to convene a meeting of the stockholders of the Company to consider and obtain the Required Stockholder Approval.  The Company shall promptly prepare and file a proxy statement with the SEC to solicit the consents of the Company’s stockholders necessary to obtain the Required Stockholder Approval.  The Company shall use its commercially reasonable efforts to hold the meeting of the stockholders to obtain the Required Stockholder Approval as promptly as practicable following the filing of such proxy with the SEC but in no event later than September 15, 2003.  If, at any time or from time to time, any other action is required to fully implement the transactions contemplated by this Agreement (including the actions necessary to obtain the Required Stockholder Approval such as providing information about such Purchaser as is required in a definitive proxy statement), each Purchaser shall take such action.

8.                                      Successors and Assigns.  The provisions of this Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

9.                                      Expenses.  All costs and expenses incurred in connection with the transactions contemplated hereby shall be paid by the party incurring such cost or expense, provided, that the Company shall pay the reasonable fees and expenses of the Purchasers in connection with the transactions contemplated by the Financing Documents up to fifty thousand dollars ($50,000) (including one legal counsel to the Purchasers).

10.                               Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by e-mail, by express overnight courier service or mailed by first class mail, postage prepaid, and shall be given, if to Company, to:

Media 100 Inc.
450 Donald Lynch Boulevard
Marlborough, Massachusetts 01752-4748
Attn: Chief Financial Officer

with a copy to:

Michael A. Conza, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, MA  02110
Fax: (617) 248-7100
Email: conza@tht.com

if to any Purchaser, to:

To the applicable address, fax number and/or email address set forth in Schedule I.

with a copy to:

Craig Sklar

Seward & Kissel LLP

1 Battery Park Plaza

New York, NY 10004

Fax:  (212) 480-8421

Email:  sklar@sewkis.com

Notices provided in accordance with this Section 10 shall be deemed delivered upon personal delivery, receipt by telecopy, email or overnight mail, or 48 hours after deposit in the mail in accordance with the above.

11.                               Brokers.  The Company and the Purchasers (i) represent and warrant to the other that they have retained no finder or broker in connection with the transactions contemplated by this Agreement, and (ii) shall indemnify and hold harmless the other from and against any and all claims, liabilities, or obligations with respect to brokerage or finders’ fees or commissions or consulting fees in connection with the transactions contemplated by this Agreement, asserted by any person on the basis of any statement or representation alleged to have been made by such indemnifying party.

12.                               No Conditions to Effectiveness; Entire Agreement.  This Agreement, together with the instruments and other documents hereby contemplated to be executed and delivered in connection herewith, contains the entire agreement and understanding of the parties hereto, and supersedes any prior agreements or understandings between or among them, with respect to the subject matter hereof.

13.                               Amendments and Waivers.  Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and holders of at least a majority of the outstanding Preferred Stock.  No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

14.                               Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.                               Captions.  The captions of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

16.                               Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

17.                               Governing Law.  This Agreement shall be governed by and interpreted and construed in accordance with the laws of the Commonwealth of Massachusetts (without giving effect to its conflict of laws provisions); provided, however, that matters relating to the authorization, issuance and enforceability of the terms of the Series A Convertible Preferred Stock shall be governed and interpreted and construed in accordance with the General Corporation Law of the State of Delaware (without giving effect to its conflict of laws provisions).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.

MEDIA 100 INC.

By:	/s/ John A. Molinari
Name:	John A. Molinari
Title:	President & CEO

CCM MASTER FUND, LTD.

By:	/s/ Clint Coghill
Name:	Clint Coghill
Title:	President & Chief Investment Officer

SCHEDULE I

SCHEDULE OF PURCHASERS

Name and Address of Purchaser	Number of Shares of Preferred Stock to Be Purchased	Aggregate Purchase Price for the Shares to Be Purchased

Initial Closing

CCM Master Fund, Ltd. c/o Coghill Capital Management, LLC One North Wacker Drive, Suite 4725 Chicago, IL 60606 Tel: (312) 334-1100 Fax: (312) 334-1111 dlim@coghillcapital.com	1,045	$1,045,000

Totals – Initial Closing	1,045	$1,045,000

Subsequent Closing

CCM Master Fund, Ltd. c/o Coghill Capital Management, LLC One North Wacker Drive, Suite 4725 Chicago, IL 60606 Tel: (312) 334-1100 Fax: (312) 334-1111 dlim@coghillcapital.com	1,455	$1,455,000

Totals – Subsequent Closing	1,455	$1,455,000

Grand Total	2,500	$2,500,000